EXHIBIT 16

               [S.L. LEE CERTIFIED PUBLIC ACCOUNTANT LETTERHEAD]


November 21, 2000


United States Securities and Exchange Commission
Washington, D.C. 20549


Dear Sir or Madam:

My firm has been retained by the audit committee of Spectrasource Corporation (the Company) as its independent auditor as of November 15th, 2000.

I have reviewed the Company's Form 8-K dated November 21, 2000 and do not disagree with any statements made within.

It is my understanding that the change of independent auditors is not due to any disagreements between the Company and the former independent auditors on any matters of accounting principles or practices, financial statement disclosures, audit scope or modifications due to uncertainty.

Please contact us should you require any further information.

Thank you.



/s/ S.L. LEE

    S.L. Lee
    Certified Public Accountant